AMENDMENT TO THE
                          PRINCIPAL BALANCED FUND, INC.
                             SUB-ADVISORY AGREEMENT

Agreement executed as of the 12th day of December 2000, to amend the Sub-Advisory Agreement executed as of October 20, 2000 (and including any subsequent amendments thereafter) by and between Principal Management Corporation (hereinafter called the "Manager") and Principal Capital Income Investors, LLC (hereinafter called "PCII").

WHEREAS, in the Sub-Advisory Agreement, Manager retained PCII to furnish it with portfolio selection and related research and statistical services in connection with the investment advisory services which the Manager has agreed to provide to the Principal Balanced Fund, Inc. (hereinafter called the "Fund"); and

WHEREAS, the Manager and PCII now wish to amend the Sub-Advisory Agreement;

NOW, THEREFORE, in consideration of the terms and conditions set forth hereinafter, the parties agree that effective January 1, 2001 Schedule A will read as follows:

                                   SCHEDULE A

For the services provided and the expenses assumed by PCII pursuant to the Sub-Advisory Agreement, the Manager, not the Fund, shall pay PCII a sub-advisory fee, computed daily and paid monthly, at an annual rate of 0.086% of the Fund's average daily net assets allocated to PCII's management.


             Principal Management Corporation

                 /s/Ralph C. Eucher
             by:____________________________

             Principal Capital Income Investors, LLC

                 /s/Rollie C. Woltjen
             by:____________________________